Exhibit 99.94

Press Release

for immediate release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

PROMETIC ANNOUNCES SHARE CONSOLIDATION

LAVAL, CANADA, ROCKVILLE, USA and CAMBRIDGE, UK – July 2, 2019 – Prometic Life Sciences Inc. (TSX: PLI, OTCQX: PFSCF) (“Prometic” or the “Corporation”) is pleased to announce that the consolidation of the Corporation’s issued and outstanding common shares (“Common Shares”) on the basis of one (1) post-consolidation Common Share for every one thousand (1000) pre-consolidation Common Shares (the “Consolidation”), approved at the special meeting of the common shareholders of the Corporation held on June 19, 2019 (the “Meeting”), will be effective on July 5, 2019 (the “Effective Date”). The Corporation filed articles of amendment on June 28, 2019 to effect the Consolidation. The Common Shares are expected to commence trading on the TSX on a post-consolidation basis at the open of trading on July 5, 2019. The new CUSIP number for the Corporation’s Common Shares is 74342Q302 and the new ISIN number is CA74342Q3026.

“As previously disclosed, we are completing this Consolidation in anticipation of filing an application for trading of the Corporation’s Common Shares on NASDAQ,” stated Kenneth Galbraith, Prometic’s Chief Executive Officer.

Assuming no other change in the issued capital of the Corporation, it is expected that upon completion of the Consolidation, the 23,313,233,245 Common Shares issued and outstanding prior to the Consolidation will be reduced to approximately 23,313,233 Common Shares after giving effect to the Consolidation. The exact number of Common Shares outstanding after the Consolidation will vary based on the elimination of fractional shares. No fractional Common Shares will be issued upon the Consolidation and all fractions of post-consolidation Common Shares will be either bought by the Corporation or rounded up, as detailed hereafter:

(i)

in the event that a shareholder would be entitled to receive a fractional Common Share after the Consolidation that is equivalent to less than 75% of a whole post-consolidation Common Share, the Corporation intends, pursuant to the special resolution authorizing the board of directors of the Corporation to give effect to the Consolidation (the “Resolution”), for the Corporation to buy the fraction and send payment to the holder (except for amounts of C$5 or less, which shall be retained for the benefit of the Corporation). The price to be paid for a fraction will be based on the average closing price of the Common Shares on the TSX for the five trading days immediately prior to the Effective Date and shall result in payment for each whole pre-consolidation Common Share held prior to the Consolidation (other than the pre-consolidation Common Shares consolidated into post-consolidation Common Shares) which together constitute the fraction; or

(ii)

in the event that a shareholder would be entitled to receive a fractional Common Share after the Consolidation that is equivalent to 75% or more of a whole post-consolidation Common Share, the Corporation intends, pursuant to the Resolution, for the Corporation to round up to one whole Common Share.

Letters of transmittal will be mailed to the registered holders of the Common Shares, requesting that they surrender their certificates representing the currently outstanding Common Shares to the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., for exchange for new common share certificates representing post-consolidation Common Shares.

Non-registered shareholders of the Corporation holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the proposed Consolidation than those that will be put in place by the Corporation for registered shareholders. If you hold your Common Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

Further details of the Consolidation are contained in the Management Information Circular of the Corporation dated May 7, 2019, which is be available under Prometic’s profile at www.sedar.com. Readers should review these documents for the specific terms and conditions of the Consolidation.

Indicative Timetable

Mail Letters of Transmittal to Registered Shareholders	July 2, 2019

Shares commence trading on the TSX on a post-consolidation basis	July 5, 2019

Forward-Looking Statements

Certain information provided in this news release constitutes forward-looking statements, including the intention of the Corporation to complete the Consolidation and the amount of Common Shares after giving effect to the Consolidation. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Prometic believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. You can find a discussion of such risks and uncertainties in our Management Information Circular, Annual Information Form and other securities filings. While the Corporation makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Corporation will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Prometic or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Corporation does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Prometic

Prometic (www.prometic.com) is an innovative biopharmaceutical corporation with a broad pipeline of small molecule therapeutics under development to treat unmet needs in patients with liver, respiratory and kidney disease, including rare diseases. Prometic’s differentiated research involves the study of two G-protein-coupled-receptors, GPR40 and GPR84. These drug candidates have a dual mode-of-action as agonists (“stimulators”) of GPR40 and antagonists (“inhibitors”) of GPR84. Our lead drug candidate, PBI-4050, is expected to enter Phase 3 clinical studies for the treatment of Alström Syndrome in 2019. A second drug candidate, PBI-4547, is expected to enter Phase 1 clinical studies in 2019. Prometic also has leveraged its experience in bioseparation technologies to isolate and purify biopharmaceuticals from human plasma. The lead plasma-derived therapeutic product is RyplazimTM (plasminogen) which the Corporation expects to file a BLA with the US FDA in 2019 seeking approval to treat patients with congenital plasminogen deficiency. The Corporation also operates a contract development and manufacturing operation in the United Kingdom, deriving revenue through sales of affinity chromatography media.

Prometic has active business operations in Canada, the United States, the Isle of Man and the United Kingdom.

For further information please contact:

Corporate Contacts:

Bruce Pritchard

b.pritchard@prometic.com

450-781-0115

Patrick Sartore

p.sartore@prometic.com

450-781-0115